Exhibit 99.(l)

AIP Funding Inc.

100 Front Street, Suite 400

West Conshohocken, Pennsylvania 19428-2881

AIP Series Trust

100 Front Street, Suite 400

West Conshohocken, Pennsylvania 19428-2881

Re: AIP Dynamic Alternative Strategies Fund

Gentlemen:

We are purchasing from you today an aggregate of 10,000 shares of beneficial interest, of $0.001 par value, consisting of 1,000 shares of Class A, 1,000 shares of Class C, 7,000 shares of Class I and 1,000 shares of Class IS of the aforementioned portfolio, at a price of $10.00 per share, for an aggregate price of $100,000, to provide the initial capital you require pursuant to Section 14 of the Investment Company Act of 1940, as amended, in order to make a public offering for your shares.

We hereby represent that we are acquiring said shares for investment and not for distribution or resale to the public.

Very truly yours,

AIP Funding Inc.

By: